UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Baxter International Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

071813109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,925,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,925,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,925,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,925,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,925,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,925,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”) of Baxter International Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Baxter Parkway, Deerfield, Illinois 60015.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 390 Park Avenue, 19th Floor, New York, New York 10022.

(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Funds expended an aggregate of approximately $1,517,014,538 of their own investment capital to acquire the 37,925,000 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction

On July 2, 2015, the Reporting Persons and the Funds filed with the Federal Trade Commission Notifications pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (collectively, the “HSR Act”) related to future acquisitions of additional shares of the Issuer’s Common Stock. Notice of such filing was delivered on the same day to the Issuer, which subsequently confirmed receipt thereof. The waiting periods under the HSR Act expired on August 3, 2015.

On July 30, 2015 representatives of the Reporting Persons met with the Chief Executive Officer of the Issuer and other members of management. On August 4, 2015 representatives of the Reporting Persons met with Thomas T. Stallkamp, the Issuer’s lead director.

On August 5, 2015 the Reporting Persons delivered to the Issuer a letter, a copy of which is attached as Exhibit 3 hereto and incorporated herein in its entirety.

The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes. In addition to discussions with the Issuer’s Board of Directors (the “Board”) and management team, the Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers or other persons. Any such discussions may relate to, among other things, the Issuer’s operating strategies, performance, management succession plans and corporate governance matters.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s shares of common stock, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s Board.

The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (but without (i) acquiring a control stake in the Issuer’s shares of common stock, or (ii) grouping with any other party or parties to do so), or selling some or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) As of 9:30 a.m., New York City time, on the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 37,925,000 shares of Common Stock held by the Funds (the “Shares”). The Shares represent 7.0% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 544,254,211 shares of Common Stock outstanding as of April 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed by the Issuer with the Securities and Exchange Commission on May 6, 2015.

(b) Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.

(c) Set forth on Schedule I hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 9:30 a.m., New York City time, on August 5, 2015.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Certain of the Funds have entered into swaps with respect to the Common Stock. Under the terms of the swaps, (i) the relevant Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Funds. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares of Common Stock specified in such swaps as of 9:30 a.m. New York City time on the date hereof is 15,925,000.

As of 9:30 a.m. New York City time on the date hereof, the Funds have sold put options referencing an aggregate of 4,500,000 shares of Common Stock at an exercise price of $37.50 per share, which expire on November 20, 2015. As of 9:30 a.m. New York City time on the date hereof, the Funds have purchased call options referencing an aggregate of 8,500,000 shares of Common Stock at an exercise price of $39.00 per Share, which expire on August 21, 2015.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of August 5, 2015.

2	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.

3	Letter to the Issuer, dated August 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: August 5, 2015

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

DANIEL S. LOEB

Date: August 5, 2015

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 9:30 a.m., New York City time, on August 5, 2015. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
6/17/2015	205,000	68.29
6/17/2015	500,000	68.25
6/18/2015	921,200	69.08
6/18/2015	600,000	69.35
6/18/2015	5,000	68.57
6/19/2015	100,000	69.69
6/19/2015	218,800	69.44
6/22/2015	100,000	70.26
6/22/2015	100,000	70.23
6/22/2015	225,000	70.12
6/23/2015	200,000	70.06
6/24/2015	300,000	71.75
6/24/2015	300,000	71.72
6/25/2015	50,000	71.69
6/25/2015	125,000	71.95
7/1/2015[1]	900,600	37.99
7/6/2015	274,400	37.94
7/9/2015	100,000	37.00
7/14/2015	75,000	37.68
7/15/2015	250,000	37.70
7/16/2015	350,000	37.75
7/17/2015	150,000	37.75
7/20/2015	75,000	37.55
7/20/2015	250,000	37.53
7/20/2015	(1,200,000)	37.50
7/20/2015	200,000	37.50
7/21/2015	10,000	37.75
7/21/2015	225,000	37.78
7/21/2015	500,000	37.77
7/21/2015	(850,000)	37.60
7/21/2015	200,000	37.80
7/22/2015	500,000	37.71
7/22/2015	50,000	37.71
7/23/2015	200,000	37.99
7/23/2015	100,000	37.97
7/23/2015	150,000	38.00

[1]	Trade represents the “when-issued” shares described in the table below becoming listed shares.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
7/23/2015	600,000	37.99
7/24/2015	290,000	37.70
8/4/2015	1,000,000	40.50
8/4/2015	2,000,000	40.50
8/4/2015	2,000,000	40.50
8/4/2015	1,575,000	40.49
8/4/2015	1,000,000	40.47
8/4/2015	2,000,000	40.49
8/4/2015	2,000,000	40.49
8/4/2015	3,000,000	40.42
8/4/2015	2,000,000	40.49
8/4/2015	4,000,000	40.50
8/4/2015	2,000,000	40.48
8/4/2015	2,000,000	40.49
8/4/2015	1,000,000	40.50
8/4/2015	2,000,000	40.47
8/4/2015	3,000,000	40.50

When-Issued Market Trades

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
6/18/2015	75,000	36.61
6/19/2015	100,000	37.75
6/22/2015	6,150	38.27
6/22/2015	25,000	38.23
6/22/2015	18,850	38.23
6/22/2015	25,000	38.29
6/23/2015	160,000	38.16
6/24/2015	25,000	38.50
6/24/2015	42,000	38.53
6/25/2015	420,000	39.00
6/25/2015	3,600	38.97

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of August 5, 2015

2	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.

3	Letter to the Issuer, dated August 5, 2015.